HARNEYS

Harney Westwood & Riegels Singapore LLP
138 Market Street
#24-04 CapitaGreen
Singapore 048946
Tel: +65 6800 9830
Fax: +65 6800 9831

3 December 2025

lishi.fong@harneys.com
+65 6800 9833
060056.0001/LZF

NYSE American LLC
11 Wall Street, 10th Floor
New York, NY 10005
United States of America

Dear Sir or Madam

Ryde Group Ltd, Company No 397757 (the *Company*)

We act as legal counsel to the Company for matters of Cayman Islands law only.

We have been informed by the Company that pursuant to Section 110 of the NYSE American LLC Company Guide (the ***Company Guide***), the Company intends to adopt and follow its home country practice and be exempted from the requirement under Section 713(a) of the Company Guide regarding shareholder approval to list additional shares in circumstances when the additional shares will be issued in connection with a transaction involving (i) the sale, issuance, or potential issuance of Class A Ordinary Shares of par value US$0.0002 each (***Class A Ordinary Shares***) by the Company at a price less than the Minimum Price (as defined in Section 713(c) of the Company Guide) which together with sales by officers, directors or principal shareholders of the Company equals 20% or more of presently outstanding Class A Ordinary Shares; or (ii) the sale, issuance, or potential issuance of Class A Ordinary Shares by the Company equal to 20% or more of presently outstanding Class A Ordinary Shares for less than the Minimum Price.

Based on the above, we can confirm that:

1. the Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands;

2. the Company's practice of following the provisions of the laws of the Cayman Islands and its third amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on 14 September 2023 (the ***M&A***) in lieu of the requirements of the Company Guide noted above is not prohibited under any statutory legal provision of the Cayman Islands or the Company's third amended and restated memorandum and articles of association; and

3. without having made any independent investigation or verification, we are not aware that any of the Company's corporate governance practices are not in compliance with the laws of the Cayman Islands.

For purposes of this opinion, we have examined the M&A, the Companies Act (2025 Revision) of the Cayman Islands, and such other legislation and regulation as we deemed necessary or relevant, as in effect (and published or otherwise generally available) on the date of this opinion.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. Specifically, we have made no independent investigation of the laws of the United States of America or the Company Guide and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements. We express no opinion as to matters of fact. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

This opinion is rendered for your benefit. It may be disclosed to your successors and assigns only with our prior written consent. It may not be disclosed to or relied on by any other party or for any other purpose.

Yours faithfully

Harney Westwood & Riegels Singapore LLP

Harney Westwood & Riegels Singapore LLP